August 8, 2023

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Attention: Amy Geddes; Lyn Shenk

Re:	WESCO International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

File No. 001-14989

Filed February 21, 2023

Dear Amy Geddes and Lyn Shenk:

We have set forth below the response of WESCO International, Inc. (“Wesco” or the “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated July 31, 2023 regarding your review of Wesco’s filing noted above.

For your convenience, we have restated in bold type the Staff’s comments followed by each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis

Results of Operations, page 27

Comment No. 1:

We note your response to comment one and your proposed revised disclosure. Please revise to quantify expense amounts by segment and to provide separate discussion and analysis for each segment, rather than quantifying only the change in the expense amounts and discussing them together. Please consider whether presenting segment results in tabular form, organized by reportable segment, would aid financial statement users, with narrative text refocused on discussing and analyzing results in the tables rather than on stating amounts in tables.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that in response we have restructured and made improvements to our MD&A to include discussion and analysis of both the overall company and each of our operating segments. As suggested by the Staff, we have provided segment data, including (i) net sales; (ii) adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) and, (iii) adjusted EBITDA margin percentage separately in tabular form, organized by each of our three reportable segments. We have also included a discussion and analysis of net sales and adjusted EBITDA by reportable segment in the Form 10-Q for the quarterly period ended June 30, 2023, which was filed with the SEC on August 7, 2023. Importantly, our discussion and analysis of the factors impacting fluctuations in adjusted EBITDA by reportable segment addresses net sales and each of the relevant expenses including cost of goods sold and selling, general, and administrative expenses. The discussion and analysis is presented separately for each reportable segment and replaces the income from operations discussion and analysis by reportable segment that was historically included in our MD&A. By making this revision to our MD&A, the discussion and analysis of segment results is focused on the performance measures used by our chief operating decision maker to evaluate the performance of the reportable segments (net sales, adjusted EBITDA, and adjusted EBITDA margin percentage), as disclosed in Note 16, “Business Segments” in the Notes to Consolidated Financial Statements of our 2022 10-K and quarterly earnings releases. Further, the revision of our discussion and analysis of segment results is more closely aligned with the level of disclosure provided by many of our peer companies.

Below is the Company’s disclosure, as reflected in the June 30, 2023 Form 10-Q filed with the SEC on August 7, 2023. This represents an excerpt from the MD&A and should be read in conjunction with the entire Form 10-Q, as the presentation of the MD&A has changed from prior filings. The Company will endeavor to provide similar levels of disclosure in future filings. Note that this response and the disclosure below supersede the previous response and proposed illustrative disclosure in response to Comment No. 1 included in our letter to the Staff dated July 10, 2023.

Segment Results

The following is a discussion of the financial results of our operating segments comprising three strategic business units consisting of EES, CSS and UBS for the three months ended June 30, 2023. As further described below and in Note 13, “Business Segments” of our Notes to the unaudited Condensed Consolidated Financial Statements, the performance of our operating segments is based on net sales, adjusted EBITDA, and adjusted EBITDA margin percentage.

Electrical & Electronic Solutions

	Three Months Ended		Growth/(Decline)
	June 30, 2023	June 30, 2022	Reported	Acquisition Impact	Foreign Exchange Impact	Workday Impact	Organic Sales Growth

	(In millions)
Net sales	$2,200.3	$2,330.1	(5.6)%	—%	(0.9)%	—%	(4.7)%
Adjusted EBITDA	$189.0	$235.4
Adjusted EBITDA Margin %	8.6%	10.1%

EES reported net sales of $2,200.3 million for the second quarter of 2023 compared to $2,330.1 million for the second quarter of 2022, a decrease of $129.8 million, or 5.6%. Adjusting for the unfavorable impact from fluctuations in foreign exchange rates of 0.9%, EES organic sales for the second quarter of 2023 declined by 4.7%, reflecting volume contraction, including downturns in the construction and manufactured structures businesses, partially offset by continued momentum in our industrial business, which negatively impacted organic net sales by approximately 6%. In addition, a transfer of certain customer accounts to the CSS segment negatively impacted organic net sales for EES by approximately 2%. These negative factors were partially offset by the impact of changes in price, which favorably impacted organic sales by approximately 3%.

EES reported adjusted EBITDA of $189.0 million for the second quarter of 2023, or 8.6% of net sales, compared to $235.4 million for the second quarter of 2022, or 10.1% of net sales. Adjusted EBITDA decreased $46.4 million, or 19.7% year-over-year. The decrease primarily reflects the $129.8 million decrease in EES net sales, as described above, partially offset by a corresponding decrease in cost of goods sold of $94.8 million, which is inclusive of higher inventory write-downs and lower supplier volume rebates totaling approximately $9.0 million. SG&A expenses increased $10.8 million as compared to the prior year, which was primarily attributed to higher SG&A payroll and payroll-related expenses of $14.8 million as a result of higher salaries due to wage inflation and increased headcount. This increase in payroll and payroll-related expenses also includes a reduction to incentive compensation expense of $10.8 million.

Communications & Security Solutions

	Three Months Ended		Growth/(Decline)
	June 30, 2023	June 30, 2022	Reported	Acquisition Impact	Foreign Exchange Impact	Workday Impact	Organic Sales Growth

	(In millions)
Net sales	$1,850.9	$1,602.0	15.5%	9.4%	(0.8)%	—%	6.9%
Adjusted EBITDA	$179.5	$150.0
Adjusted EBITDA Margin %	9.7%	9.4%

CSS reported net sales of $1,850.9 million for the second quarter of 2023 compared to $1,602.0 million for the second quarter of 2022, an increase of $248.9 million, or 15.5%. Adjusting for the favorable impact from the acquisition of Rahi Systems of 9.4% and the unfavorable impact from fluctuations in foreign exchange rates of 0.8%, CSS organic sales for the second quarter of 2023 grew by 6.9%, reflecting the impact of changes in price, which favorably impacted organic sales by approximately 1%. Volume growth, which includes strong growth in our network infrastructure and security solutions businesses and improvements in the global supply chain, favorably impacted organic sales by approximately 3%. The transfer of certain customer accounts from the EES segment also positively impacted organic net sales for CSS by approximately 3%.

CSS reported adjusted EBITDA of $179.5 million for the second quarter of 2023, or 9.7% of net sales, compared to $150.0 million for the second quarter of 2022, or 9.4% of net sales. Adjusted EBITDA increased $29.5 million, or 19.7% year-over-year. The increase primarily reflects the $248.9 million increase in CSS net sales, partially offset by a corresponding increase in cost of goods sold of $193.2 million due to the factors impacting the overall business, as described above. SG&A expenses increased $27.6 million as compared to the prior year, which was primarily attributed to higher SG&A payroll and payroll-related expenses of $15.5 million as a result of higher salaries due to wage inflation and increased headcount, including the impact of the Rahi Systems acquisition. This increase in payroll and payroll-related expenses also includes an increase in sales commissions of $4.4 million and a reduction to incentive compensation expense of $4.9 million. Additionally, higher costs to operate our facilities of $4.2 million and increased transportation costs of $2.0 million as a result of sales growth, and the Rahi Systems acquisition, contributed to the year-over-year increase in SG&A expenses.

Utility & Broadband Solutions

	Three Months Ended		Growth/(Decline)
	June 30, 2023	June 30, 2022	Reported	Acquisition Impact	Foreign Exchange Impact	Workday Impact	Organic Sales Growth

	(In millions)
Net sales	$1,694.3	$1,551.4	9.2%	—%	(0.4)%	—%	9.6%
Adjusted EBITDA	$188.6	$169.0
Adjusted EBITDA Margin %	11.1%	10.9%

UBS reported net sales of $1,694.3 million for the second quarter of 2023 compared to $1,551.4 million for the second quarter of 2022, an increase of $142.9 million, or 9.2%. Adjusting for the unfavorable impact from fluctuations in foreign exchange rates of 0.4%, UBS organic sales for the second quarter of 2023 grew by 9.6%, reflecting the impact of changes in price, which favorably impacted organic sales by approximately 6%. Volume growth, which includes secular trends in the utility business that are driving growth, expansion in our integrated supply business, and the benefits of cross selling partially offset by lower sales in our broadband business due to certain customers depleting existing inventories and an overall downturn in the broadband business, particularly in Canada, favorably impacted organic sales by approximately 4%.

UBS reported adjusted EBITDA of $188.6 million for the second quarter of 2023, or 11.1% of net sales, compared to $169.0 million for the second quarter of 2022, or 10.9% of net sales. Adjusted EBITDA increased $19.6 million, or 11.6% year-over-year. The increase primarily reflects the $142.9 million increase in UBS net sales, partially offset by a corresponding increase in cost of goods sold of $110.6 million due to the factors impacting the overall business, as described above. SG&A expenses increased $12.8 million as compared to the prior year, which was primarily attributed to higher SG&A payroll and payroll-related expenses of $6.5 million as a result of higher salaries due to wage inflation and increased headcount. This increase in payroll and payroll-related expenses also includes an increase in sales commissions of $1.1 million. Additionally, higher costs to operate our facilities of $2.7 million and increased transportation costs of $1.4 million as a result of sales growth, contributed to the year-over-year increase in SG&A expenses.

Comment No. 2:

We note your response to comment two and your revised explanation of value-driven pricing. If correct, consider whether a plain English description as “price increases” would be more appropriate. In addition, the explanation of value-driven pricing (or “price increases”) appears to be a factor driving changes in sales rather than cost of sales directly.

Response:

The Company respectfully acknowledges the Staff’s comment. We believe that our revised explanation of value-driven pricing provides the appropriate level of detail because the concept is not simply a “price increase” but also explains that our customers value the scope, offerings and capabilities that we provide thus why they are willing to pay based on the value that we provide to them. We also believe that the impact of value-driven pricing has a direct impact on cost of goods sold as a percentage of net sales (by increasing net sales) and therefore, we believe it is more relevant to the discussion of improvements in cost of goods sold as a percentage of net sales, rather than changes in sales. Please also refer to our response to Comment No. 3 below including modifications to our discussion and analysis of changes in net sales which include the impacts of pricing, as applicable, in comparison to the prior period.

Comment No. 3:

We note your response to comment three and your proposed revised disclosure. In your response you state you cannot precisely quantify the impact that changes in prices or volume had on the change in net sales. However, in your fourth quarter 2022 earnings call, you stated:

•	you estimate pricing added approximately 6 points to sales growth, with the benefit primarily in your UBS and EES businesses (8% for the year);

•	your ability to cross-sell Wesco and Anixter products and services contributed more than $260 million of sales in the quarter ($850 million for the year); and

•	higher supplier volume rebates in the quarter provided a 40-basis-point benefit.

Please reconcile these disclosures with your response. In your filing you disclose that net sales increased primarily due to “price inflation and volume growth, secular demand trends, and execution of our cross-sell program.” Please tell us how you know these were the primary factors affecting your results. We also note that you disclose pricing “related to inflation” impacted net sales by 8%. Please tell us whether this factor includes the effect of all pricing changes on net sales or just a portion attributable to inflation. If it includes all pricing changes, please tell us why you are unable to quantify this factor in absolute dollars nor compute the remaining change (after other quantified factors) due to volume. If it does not include all pricing changes, please tell us how you were able to measure or estimate this portion of the change in price but not other portions, and how this portion is measured.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that, in response to the comment, because we are able to estimate the impact that changes in prices and volume have on the change in net sales, we have made improvements to our MD&A to disclose the approximate impact that changes in prices and volume had on the change in net sales in the Form 10-Q for the quarterly period ended June 30, 2023, which was filed with the SEC on August 7, 2023. These disclosures are expressed in terms of percentages of net sales.

Our quantification of the impact that changes in prices has on net sales, as discussed in our fourth quarter 2022 earnings call and as disclosed in the 2022 MD&A of our 10-K, is an estimate due to the depth and breadth of our product portfolio. This estimate includes the effect of all pricing changes on net sales. In 2022, inflation had a significant impact on pricing changes. Supplier volume rebates impact cost of goods sold and do not have a direct impact on net sales, either in terms of price or volume.

We know that price inflation and volume growth (driven by secular demand trends, and execution of our cross-sell program) are the primary factors affecting our results in 2022, as follows: The execution of our cross-sell program is closely tracked by the Company for the purpose of reporting the dollar value of the impact of cross-selling initiatives, primarily in quarterly investor webcast presentations and earnings calls and has a significant impact on sales volume. Additionally, the Company monitors the impact that secular demand trends have on changes in sales volume. For example, in our CSS segment our Wesco Data Center Solutions sales continue to outpace sales growth from more traditional sales markets. For these reasons, the Company believes that these represent the primary factors affecting sales in 2022.

Below is the Company’s disclosure, as reflected in the June 30, 2023 Form 10-Q filed with the SEC on August 7, 2023. This represents an excerpt from the MD&A and should be read in conjunction with the entire Form 10-Q, as the presentation of the MD&A has changed from prior filings. The language in this disclosure that specifically addresses this comment has been marked to facilitate the Staff’s review. The Company will endeavor to provide similar levels of disclosure in future filings. Note that this response and the disclosure below supersede the previous response and proposed illustrative disclosure in response to Comment No. 3 included in our letter to the Staff dated July 10, 2023.

Results of Operations

Second Quarter of 2023 versus Second Quarter of 2022

Net Sales

Net sales were $5.7 billion for the second quarter of 2023 compared to $5.5 billion for the second quarter of 2022, an increase of 4.8%. Adjusting for the favorable impact from the acquisition of Rahi Systems of 2.7% and the unfavorable impact from fluctuations in foreign exchange rates of 0.7%, organic sales for the second quarter of 2023 grew by 2.8%, reflecting the impact of changes in price, which favorably impacted organic sales by approximately 3%. Volume growth did not have a material impact on the year-over-year increase in organic sales, as increases in sales volumes in the CSS and UBS operating segments were offset by a decrease in volume in the EES segment.

Segment Results

Electrical & Electronic Solutions

EES reported net sales of $2,200.3 million for the second quarter of 2023 compared to $2,330.1 million for the second quarter of 2022, a decrease of $129.8 million, or 5.6%. Adjusting for the unfavorable impact from fluctuations in foreign exchange rates of 0.9%, EES organic sales for the second quarter of 2023 declined by 4.7%, reflecting volume contraction, including downturns in the construction and manufactured structures businesses, partially offset by continued momentum in our industrial business, which negatively impacted organic net sales by approximately 6%. In addition, a transfer of certain customer accounts to the CSS segment negatively impacted organic net sales for EES by approximately 2%. These negative factors were partially offset by the impact of changes in price, which favorably impacted organic sales by approximately 3%.

Communications & Security Solutions

CSS reported net sales of $1,850.9 million for the second quarter of 2023 compared to $1,602.0 million for the second quarter of 2022, an increase of $248.9 million, or 15.5%. Adjusting for the favorable impact from the acquisition of Rahi Systems of 9.4% and the unfavorable impact from fluctuations in foreign exchange rates of 0.8%, CSS organic sales for the second quarter of 2023 grew by 6.9%, reflecting the impact of changes in price, which favorably impacted organic sales by approximately 1%. Volume growth, which includes strong growth in our network infrastructure and security solutions businesses and improvements in the global supply chain, favorably impacted organic sales by approximately 3%. The transfer of certain customer accounts from the EES segment also positively impacted organic net sales for CSS by approximately 3%.

Utility & Broadband Solutions

UBS reported net sales of $1,694.3 million for the second quarter of 2023 compared to $1,551.4 million for the second quarter of 2022, an increase of $142.9 million, or 9.2%. Adjusting for the unfavorable impact from fluctuations in foreign exchange rates of 0.4%, UBS organic sales for the second quarter of 2023 grew by 9.6%, reflecting the impact of changes in price, which favorably impacted organic sales by approximately 6%. Volume growth, which includes secular trends in the utility business that are driving growth, expansion in our integrated supply business, and the benefits of cross selling partially offset by lower sales in our broadband business due to certain customers depleting existing inventories and an overall downturn in the broadband business, particularly in Canada, favorably impacted organic sales by approximately 4%.

Should you have any further questions, please do not hesitate to contact me at (412) 454-2392 or dschulz@wescodist.com or Matt Kulasa at mkulasa@wescodist.com.

Sincerely,

/s/ David S. Schulz

David S. Schulz

EVP and Chief Financial Officer

cc: Matthew S. Kulasa, SVP, Corporate Controller and Chief Accounting Officer

Diane E. Lazzaris, EVP, General Counsel and Corporate Secretary